1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 6, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1 99.2 99.3	Announcement on 2026/11/06: Announcement on 2026/11/06: Announcement on 2026/11/06:

The Company announced consolidated financial statements for the nine months ended September 30, 2026 approved by the Board of Directors

Board of Directors approved the issuance of unsecured corporate bond

New appointment of Chief Audit Executive

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The Company announced consolidated financial statements for the nine months ended September 30, 2026 approved by the Board of Directors

Date of events: 2026/11/06

Contents:

1.
Date of submission to the board of directors or approval by the board of directors: 2026/11/06
2.
Date of approval by the audit committee: 2026/11/02
3.
Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2026/01/01~2026/09/30
4.
Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 188,945,075
5.
Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 71,664,906
6.
Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 41,745,668
7.
Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 42,681,860
8.
Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 34,758,892
9.
Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 32,972,846
10.
Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 4.25
11.
Total assets end of the period (thousand NTD): 526,767,864
12.
Total liabilities end of the period (thousand NTD): 132,433,386
13.
Equity attributable to owners of parent end of the period (thousand NTD): 378,183,193
14.
Any other matters that need to be specified: None

EXHIBIT 99.2

Board of Directors approved the issuance of unsecured corporate bond

Date of events:2026/11/06

Contents:

1.
Date of the board of directors resolution:2026/11/06
2.
Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

Chunghwa Telecom Co., Ltd. unsecured corporate bonds

3.
Whether to adopt shelf registration (Yes/No):No
4.
Total amount issued: Not exceeding NT$20 billion in total. The bonds may be issued in one lump sum or in installments within one year from the date of the resolution approved by Board of Directors.
5.
Face value per bond: Decided by Chairman.
6.
Issue price: Issued at 100% of the par value.
7.
Issuance period: Bonds of different maturities may be issued depending on market conditions, in principle not exceeding 10 years.
8.
Coupon rate: Issued at a fixed interest rate, to be determined based on the pricing results.
9.
Types, names, monetary values and stipulations of collaterals: None.
10.
Use of the funds raised by the offering and utilization plan: To fund capital expenditures, repay debts, enrich working capital, or meet medium- to long-term funding requirements for business expansion.
11.
Underwriting method: Public offering through underwriting.
12.
Trustees of the corporate bonds: Decided by Chairman.
13.
Underwriter or agent: Decided by Chairman.
14.
Guarantor(s) for the issuance: None.
15.
Agent for payment of the principal and interest: Decided by Chairman.
16.
Certifying institution: Not applicable.

17.
Where convertible into shares, the rules for conversion: Not applicable.
18.
Sell-back conditions: Not applicable.
19.
Buyback conditions: Not applicable.
20.
Reference date for any additional share exchange, stock swap, or subscription: Not applicable.
21.
Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: Not applicable.
22.
Reasonableness and necessity of capital raising following a cash capital reduction (applicable to companies that have conducted a cash capital reduction in the current year or the preceding year): Not applicable.
23.
Any other matters that need to be specified: None.

EXHIBIT 99.3

New appointment of Chief Audit Executive

Date of events:2026/11/06

Contents:

1.
Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.) ,financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives): chief internal auditor
2.
Date of occurrence of the change: 2026/11/06
3.
Name, title, and resume of the previous position holder: Chiu-Ming Lien, Chief Audit Executive
4.
Name, title, and resume of the new position holder:

Chin-Hung Cheng, Assistant Vice President of Information Technology Group

5.
Type of the change (please enter: "resignation", "position adjustment", "retirement", "death","new replacement" or "dismissal"): retirement
6.
Reason for the change: retirement
7.
Effective date: 2026/12/31
8.
Any other matters that need to be specified: None